EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated September 20, 2018, by and among LeMaitre Vascular, Inc., a Delaware corporation with an address at 63 Second Ave., Burlington, Massachusetts 01803 (the “Purchaser”) and Applied Medical Resources Corporation, a California corporation, with an address at 22872 Avenida Empresa, Rancho Santa Margarita, California 92688 (the “Seller”).

W I T N E S S E T H:

WHEREAS, the Seller owns, and together with the Seller’s Affiliates operates, a medical device business specializing in designing, developing, manufacturing, marketing, selling and distributing certain clot management and other devices identified on Schedule 1.1 attached hereto (“Products”) (as such business is conducted, related to the Products, as of the Closing Date, the “Business”);

WHEREAS, Applied Medical Corporation (the “Guarantor”) is the ultimate holding company of the Seller and has agreed to guarantee the obligations of the Seller; and

WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell, the Assets (as defined below), on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Purchase and Sale of Assets.

Section 1.1. Sale of Assets. Subject to the terms and conditions of this Agreement, upon Closing the Seller does hereby sell, transfer, convey, assign and set over (“Transfer”) to the Purchaser, and the Purchaser does hereby purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to any and all of its properties, rights, claims, contracts and assets, tangible or intangible, choate or inchoate, and wherever located solely related to and required for the manufacture and sale of the Products, as set forth in Section 1.2.A (collectively, the “Assets”), excluding, however, the Excluded Assets (as defined below). To the extent that any of the Assets or any claim, right or benefit arising under or resulting from such Assets (collectively, the “Rights”) is not capable of being transferred without the approval, consent or waiver of any third person, or if the transfer of a Right would constitute a breach of any obligation under, or violation of, any applicable Law unless the approval, consent or waiver of such third person is obtained, then, except as expressly otherwise provided in this Agreement and without limiting the rights and remedies of LeMaitre contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer such Right unless and until such approval, consent or waiver has been obtained.

Section 1.2. Assets; Excluded Assets.

A. Assets. The term “Assets” shall include, the Seller’s right, title and interest in and to any and all of the following:

1. Tangible Assets. All machinery, equipment, tooling, and other tangible assets or personal property (collectively, the “Tangible Assets”) of the Seller, wherever located and solely related to and required for the manufacture and sale of the Products specifically listed under the heading “Tangible Assets” on Schedule 4.1(F).

2. Inventory. Sterilized finished goods inventory of Applied-labeled Products valued at no less than $400,000, measured at US standard cost, 5% or less of which may be Products listed under the heading “Other” on Schedule 1.1 (the “Inventory”), accompanied by a certificate of conformance prepared by Seller, containing the part number, lot number, quantity, and sterilization lot number of each Product and a statement that each Product was manufactured in accordance with Seller internal procedures, of which approximately $45,000 worth of Inventory shall be delivered promptly following the Closing Date and approximately $255,000 of which shall be delivered no later than October 5, 2018 and $100,000 of which shall be shipped no later than October 26, 2018. Inventory shall also include 93 units of part numbers 100745401, 100745201, 100745801 and 100755901, which shall be delivered no later than October 5, 2018.

3. Purchased Commitments. Those assignable Commitments specifically set forth on Schedule 4.1(E)(1) (the “Purchased Commitments”).

4. Reserved.

5. Intellectual Property. To the extent applicable to the Products, any and all patents, copyrights, know-how, trade secrets, trademarks (except as set forth in Section 1.2(B)(3)), service marks, trade names, domain names, inventions and discoveries (whether patentable or not), covering the Products, or contained in any Product designs, drawings, engineering and manufacturing documents (including manufacturing instructions), technical manuals, manufacturing processes, formulae and ,computer software in the Assets, and any license or usage rights with respect to any of the Assets and those items set forth on Schedule 4.1(H), and all applications therefor and registrations thereof, including without limitation all Proprietary Information (as hereinafter defined) of the Seller, the trademark and service mark rights relating to Product names, if any, along with such rights (common law or otherwise) in the registrations and logos relating thereto, if any, and to the design elements and any variations or combinations thereof (collectively, “Intellectual Property”), and any and all rights to sue for infringement or other violations of the same occurring on or after the Closing Date, and all goodwill associated with any of the foregoing.

6. Permits and Approvals. To the extent assignable, all permits, licenses, approvals, consents, registrations and authorizations held by Seller and required by Governmental Entities specifically with respect to the to manufacture, distribution, sale or marketing of the Products (collectively, “Approvals”), which are listed on Schedule 4.1(E)(3), together with all documents and records related thereto directly relevant to the Products, in Seller’s possession or control, including the design history files; device master records; device history records; clinical data; technical file; complaint files; records of adverse events; reports of adverse events, corrections or recalls; and quality management documents.

7. Data and Records. The list of all customers purchasing Products directly from Seller or its Affiliates during the period from January 1, 2016 through September 14, 2018, listed on Schedule 4.1(P), with ship to addresses; all available pricing information by customer and SKU as of September 19, 2018 (4.1(P) Current Pricing Europe.xlsx and 4.1(P) US Pricing.xlsx) to be supplemented by Seller upon further identification; the supplier list set forth on Schedule 4.1(L); and any purchasing information already provided by Seller to Purchaser exclusively related to the Business, engineering information previously provided to Purchaser, current instructions for use, sales and promotional literature, manuals, , and all marketing materials related to the Products, including photos and art-work, drawings, prints and other like materials in Seller’s possession.

8. Global Distribution Rights. Global distribution rights Seller has to the Products.

9. Other Assets. The assets described on Schedule 1.2(A)(9) or later identified by Seller that relate exclusively to the Business (the “Other Business Assets”). Seller shall use commercially reasonable efforts to provide, on an as-is basis without any warranty except as to title, any damaged, excess stock, expired or otherwise obsolete units of Product. Upon reasonable request of Purchaser, Seller will provide any existing sales and purchase customer correspondence exclusively related to the Business.

B. Excluded Assets. Notwithstanding anything contained in this Agreement to the contrary, the following assets of the Seller (the “Excluded Assets”) are not included in the Assets:

1. Cash. All cash, cash equivalents and other investments of the Seller.

2. Accounts Receivable. All receivables arising out of the sale of Products by the Seller prior to the Closing.

3. All right, title, and interest in the intellectual property set forth in Schedule 4.1(H) that is unrelated to Products. Seller expressly excludes from the Assets and retains the portion of trademark rights (including common law rights in the United States and foreign countries), associated with United States Trademark Registration No. 2,649,711 for LATIS as used on the goods of “Surgical apparatus, namely, atraumatic clips and inserts for atraumatic clips and clamps,” in international class 010. Seller further expressly excludes from the Assets and retains all goodwill associated with the foregoing excluded trademark rights.

4. All Excluded Commitments;

5. All raw materials and WIP inventory;

6. The equipment and products set forth in Schedule 5.4(A);

7. All books, records, documents and files of Seller or its Affiliates which are not expressly included in Section 1.2 or required for the transfer of the Purchased Assets; and

8. All other assets, tangible or intangible, other than those specifically listed or described in Section 1.2

ARTICLE II

Closing and Certain Post-Closing Matters.

Section 2.1. Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place simultaneously with the execution and delivery of this Agreement on September 20, 2018 (the “Closing Date”), and shall be effective as of 12:01 AM Eastern Standard Time on the Closing Date. All proceedings shall occur simultaneously and all documents and agreements shall be executed and delivered simultaneously. The Closing may or may not be conducted in person, but the transaction shall be considered to have occurred in Massachusetts.

Section 2.2. Payment at Closing. In consideration of the Transfer to the Purchaser of the Assets and of the other representations, warranties and covenants herein, the Purchaser shall pay to or for the account of the Seller the total amount of $14,200,000, (the “Purchase Price”), of which:

a.	$11,000,000 is being paid at the Closing to the Seller by wire transfer of immediately available funds (such payment being hereby acknowledged by the Seller);

b.

$2,000,000 (the “First Holdback Amount”) shall be paid by the Purchaser to the Seller not later than fifteen (15) days following the expiration of the twelve (12) month period following the Closing Date by wire transfer of immediately available funds; and

c.

$1,200,000 (the “Second Holdback Amount” and together with the First Holdback Amount, the “Holdback Amounts”) shall be paid by the Purchaser to the Seller not later than fifteen (15) days following the expiration of the twenty-four (24) month period following the Closing Date by wire transfer of immediately available funds.

Section 2.3. Closing Deliverables. The Seller and the Purchaser shall deliver to each other, at the Closing, the certificates, consents, approvals, agreements, documents and other items relating to the transactions contemplated by this Agreement that are set forth on Schedule 2.3 hereto (collectively with this Agreement, the “Closing Documents”).

Section 2.4. Transition Services. The Seller and its applicable Affiliates shall provide the services set forth in the Transition Services Agreement (“Transition Services Agreement”) dated as of the Closing Date by and between the Purchaser and Applied Medical Distribution Corporation, a California corporation (“AMDC”) in connection with the activities contemplated under this Agreement. The Seller and the Purchaser have agreed to a mailing to be sent by the Purchaser to former Product customers of the Seller, introducing the Purchaser, explaining the transition, including specifying that Product shall be manufactured by the Purchaser as of the expiration of the Transition Services Agreement, in the form set forth in Exhibit D. Notwithstanding anything set forth in this Agreement, the Purchaser grants the Seller and its Affiliates all rights necessary under the Assets solely and exclusively to perform the services set forth in the Transition Services Agreement until the earlier termination or expiration of the Transition Services Agreement.

Section 2.5. Remaining Assets. Upon a schedule to be agreed to in writing by the parties in accordance with the Transition Services Agreement, the Assets not delivered at Closing shall be packed for shipment by the Seller and delivered to the Seller’s facility for Purchaser’s carrier, as arranged by the Purchaser at the Purchaser’s cost.

Section 2.6. Historical Pricing Records and Contact Information. Seller shall provide to Purchaser by October 3, 2018: (a) all available pricing information by customer and SKU as of (i) January 1, 2016, (ii) January 1, 2017, and (iii) January 1, 2018. Seller shall provide to Purchaser by September 21, 2018 email contact information for current direct Product customers to the extent maintained by Seller.

Section 2.7. Evidence of Lien Release. As soon as reasonably practicable following the Closing Date, Seller shall provide evidence of the release of any and all Liens encumbering the Assets prior to or on the Closing Date, including, to the extent applicable, a stamped copy of a UCC financing statement filed with the State of California and with the County of Orange showing the release of all security interests in the Assets by J.P. Morgan.

Section 2.8. Latis Trademark Division. Promptly following the Closing Date, the Purchaser shall take appropriate action to record the partial assignment of the LATIS trademark from the Seller to the Purchaser, promptly after which the Parties will cooperate to file with the USPTO a Request to Divide Registration. Each Party will bear its own fees and expenses in connection with the activities under this Section 2.8.

ARTICLE III

Liabilities.

Section 3.1. Assumed Liabilities. As consideration for the purchase of the Assets pursuant to this Agreement, the Purchaser does hereby assume, and does hereby agree to pay, satisfy, discharge and perform, (i) those specific liabilities and obligations of the Seller arising under the Purchased Commitments, (ii) any Taxes relating to the sale of the Product or the Assets attributable to any period or partial period beginning on or after the Closing Date; (ii) any product liability or warranty claims or any claim for injury to any person or property involving any Product actually manufactured and sold by Purchaser on or after the Closing Date; (iii) any liability, obligations, and commitments related to promotional and marketing activities for the Products incurred by Purchaser and performed after the Closing Date, including the development, distribution and use of any sales aids or promotional materials; and (iv) all liabilities associated with the Assets (other than the Inventory) arising after the Assets are in Purchaser’s physical possession and Purchaser’s use of the Assets (other than the Inventory) after the Assets are in Purchaser’s physical possession, except to the extent that such use was made in reliance on any express representation or warranty of Seller hereunder; provided however, the Purchaser shall not so assume any such obligations or liabilities under any Purchased Commitment to the extent that (a) such obligations or liabilities arise out of a breach by the Seller or its affiliates or predecessors of any such Purchased Commitment prior to the Closing Date; (b) such obligations or liabilities arise out of facts or circumstances that constitute a breach of the Seller’s representations and warranties to the Purchaser hereunder; (c) such obligations or liabilities relate to any period(s) prior to the Closing Date; or (d) a true and complete copy of such Purchased Commitment was not provided to the Purchaser (such obligations and liabilities assumed as aforesaid, the “Assumed Liabilities”).

Section 3.2. Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, the Schedules hereto or any other Closing Document, the Purchaser does not and will not assume or agree to pay, satisfy, discharge or perform, and shall not be deemed by virtue of the execution and delivery of this Agreement or any other Closing Document, or as a result of the consummation of the transactions contemplated by this Agreement, the Closing or otherwise to have assumed, or to have agreed to pay, satisfy, discharge or perform any of the Excluded Liabilities. The term “Excluded Liabilities,” as used herein, shall mean any and all liabilities, debts, claims, obligations, taxes, expenses or damages, whether known or unknown, contingent or absolute, named or unnamed, disputed or undisputed, legal or equitable, determined or indeterminable, or liquidated or unliquidated (any and all of the foregoing, “Liabilities”) that are not specifically Assumed Liabilities, including without limitation (i) any and all

Liabilities relating to employee benefits or compensation arrangements owing to any Seller employee; (ii) any and all Liabilities of the Seller for Taxes; and (iii) any and all Liabilities that may arise or have arisen in connection with Products manufactured or sold by the Seller prior to the Closing, including warranty obligations and Product liability.

ARTICLE IV

Representations and Warranties.

Section 4.1. Representations and Warranties by the Seller. The Seller hereby represents and warrants to the Purchaser that:

A. Corporate Existence and Qualification of the Seller; Due Execution; Etc. The Seller is a corporation duly organized, validly existing and subsisting under the Laws of the State of California and has the requisite corporate power and authority to own, lease or otherwise hold the Assets and to carry on the Business as conducted through the Closing Date. The Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Seller and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, including the authorization and approval of the board of directors. Assuming the due execution of this Agreement and the Closing Documents by the Purchaser, this Agreement and the Closing Documents to which the Seller or any of its Affiliates is a party constitute valid and binding obligations of the Seller and each such Affiliate, enforceable in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B. No Violation. Neither the execution and delivery by the Seller of this Agreement or the Closing Documents to be executed by the Seller or its Affiliates, nor the consummation by the Seller or any such Affiliate of the transactions contemplated hereby or thereby: (i) violates or will violate any Law applicable to the Seller or such Affiliate; (ii) violates or will violate any order, ruling, writ, judgment, injunction or decree of any Governmental Entity (an “Order”) applicable to the Seller or such Affiliate; (iii) conflicts or will conflict with, or results or will result in a breach of or default under the charter, bylaws or other organizational document of the Seller, or results or will result in any material breach of any Commitment applicable to the Seller or such Affiliate; (iv) results or will result in the imposition of any Lien (as defined below) on any of the Assets; or (v) conflicts with any agreement, contract or other instrument to which the Seller is a party. As used herein, the term “Lien” means any lien, mortgage, security interest, charge, pledge or encumbrance of any kind. Except as set forth on Schedule 4.1(B), Seller has no Knowledge of any consent, authorization, or approval from, or registration or filing with, any Governmental Entity or any other third party that is required to be obtained or made by or with respect to the Seller in order to perform its obligations under this Agreement or in connection with the consummation of the transactions hereunder.

C. Financial Information. Subject to the disclaimers in Section 4.1(S), attached hereto as Schedule 4.1(C) is true and complete (i) monthly sales of the Business in units and dollars by Product for the twelve months ended June 30, 2018, (ii) monthly sales of the Business in units and dollars by country for the twelve months ended June 30, 2018, and (iii) costs of goods sold for the twelve months ended June 30, 2018. Subject to the disclaimers in Section 4.1(S), all information provided on Schedule 4.1(C) is accurate as to the financial information of the Business at the dates indicated.

D. Absence of Certain Transactions. Except as set forth on Schedule 4.1(D), since January 1, 2018, (i) the Seller has caused its Business to be operated only in the ordinary course, consistent with past historical practice over the preceding twelve months (“Ordinary Course of Business”), and (ii) there has been no change in the Business or Assets that has had a Material Adverse Effect. Without limiting the generality of the foregoing, since such date, with respect to the Business, the Seller has not: (1) disposed of any assets, incurred any accounts payable or receivable, or acquired any material assets, except in the Ordinary Course of Business; (2) entered into or amended or terminated any agreements or arrangements with customers or suppliers other than in the Ordinary Course of Business; (3) entered into or renewed any distribution agreements other than in the Ordinary Course of Business; (4) granted or entered into any mortgage, security, charge, surety, guarantee or indemnity covering the Assets (save for Liens arising in the Ordinary Course of Business and which have been discharged prior to Closing); (5) assumed any Liability or obligation or given any commitment outside the Ordinary Course of Business; (6) permitted any insurances to lapse or done or omitted to do anything which could make any insurance policy void or voidable; (7) altered from its standard collection practices with respect to any accounts receivable; (8) entered into any transaction with any Affiliate with respect to its Business; (9) taken any action, or otherwise omitted to take any action, which, if this Agreement had been in effect at such time, would have reasonably been expected to cause a breach of the Seller’s representations, warranties, covenants and agreements herein; or (10) agreed or committed to do any of the foregoing.

E. Material Contracts and Obligations; Approvals.

1. Purchased Commitments. The Seller has delivered to the Purchaser true and complete copies of all Purchased Commitments that are in written form and any amendments thereto. Each such Purchased Commitment is in full force and effect immediately following the Transfer of the Assets at the Closing. All Purchased Commitments are listed under the sub-heading “Purchased Commitments” on Schedule 4.1(E)(1) and all Excluded Commitments are listed under the sub-heading “Excluded Commitments” on Schedule 4.1(E)(1); and all tender agreements relating to the sale of Products are listed under the sub-heading “Tenders” on Schedule 4.1(E)(1), which, for the avoidance of doubt, are Excluded Commitments. The Seller has no Commitments related to the Products other than those represented by the Purchased Commitments and the Excluded Commitments. There are no oral contracts, agreements or arrangements that, individually or in the aggregate, are material to the Business.

2. Defaults. With respect to each Purchased Commitment to which the Seller is a party (including as an assignee), such Purchased Commitment is legal, valid, binding, and enforceable; each of the Seller and, to the Knowledge of the Seller, the other party or parties thereto, has performed in all material respects all obligations required to be performed by it thereunder through the Closing Date; the Seller and, to the Knowledge of the Seller, the other party or parties thereto, is not (with or without the lapse of time or the giving of notice, or both) in material default under any such Purchased Commitment; and the Seller has not received any actual notice of any material default (whether monetary or non-monetary) or termination of any such Purchased Commitment from any other party thereto.

3. Approvals. Schedule 4.1(E)(3) sets forth a true and complete list of all Approvals currently held by the Seller, by Product and territory. The Approvals constitute all of the permits, licenses, approvals, registrations, consents and authorizations required by a Governmental Entity specifically for the conduct of the Seller’s Business as conducted as of the Closing Date. All Approvals are valid and subsisting and in good standing and there is no default thereunder. The Seller has not received actual notice of any claim, action, suit, proceeding or investigation pertaining to its Business in or before any Governmental Entity, whether brought, initiated, asserted or maintained by a Governmental Entity or any other person or entity nor, to the Knowledge of the Seller, has any such claim, action, suit, proceeding or investigation been threatened, to revoke, suspend or limit the rights of the Seller under any of the Approvals, and the Seller is in compliance in all material respects with each of the Approvals. With the exception of Approvals held by distributors or similar third parties, Seller holds all such Approvals and has not previously transferred any Approval to a third party.

4. Absence of Certain Business Commitments. The Seller has no Commitments of the following types: (1) any Commitment granting to any person a first-refusal, first-offer or other right to purchase or acquire any Assets; (2) any Commitment under which the Seller is or has agreed to become a joint venture or partner with respect to the Business; (3) any Commitment granting a power of attorney that could be binding upon the Purchaser; (4) any Commitment with respect to letters of credit, surety or other bonds, or pursuant to which any Assets are, or are to be, subjected to a Lien; or (5) any Commitment to indemnify any third party in connection with the Business, except as identified on Schedule 4.1(E)(4).

F. Assets. Schedule 4.1(F) sets forth a true and complete list of all of the Assets as of the Closing Date, giving the location and any identifying number reasonably necessary for the identification of such Asset. All Tangible Assets included in the Assets are in good operating condition, normal wear and tear excepted, and are generally adequate for the uses to which they are being put. There are no facts or conditions affecting the Assets that could, individually or in the aggregate, interfere in any material respect with the use or operation thereof as currently used or operated or their adequacy for such use or operation. The books and records included in the Assets, all of which have been made available to the Purchaser, are true and complete in all material respects. The Seller shall maintain, and shall cause its Affiliates to maintain, the above conditions of the Assets from the Closing Date through the term of the Transition Services Agreement or until the Assets are provided to the Purchaser or Purchaser’s carrier, whichever is earlier. To the Seller’s Knowledge, except as set forth in this Agreement as an Asset, no design testing documents, marketing materials, or clinical data, and no other customer or supplier lists, all solely related to, used exclusively or held for use exclusively in, and required exclusively for, the manufacture, production, marketing, sale and distribution of the Products are in the Seller’s possession or control. The Assets and the Excluded Physical Assets include all of the assets reasonably necessary (i) for one or more individuals of ordinary skill in the manufacture of medical devices to manufacture the Products and (ii) to either legally market and sell, or to obtain the approval to legally market and sell, the Products, in each case assuming the Purchaser obtains assets substantially similar to the Excluded Physical Assets and uses the Assets and the assets substantially similar to the Excluded Physical Assets in a manner consistent with the use of the Assets and the Excluded Physical Assets by the Seller.

G. Title to Assets. Immediately prior to Closing, the Seller is the true and lawful owner of, and has good and marketable title in and to, all of the Assets, free and clear of all Liens. Upon consummation of the transactions contemplated hereby, the Purchaser will be the true and lawful owner of, and have acquired good and marketable title in and to, or a valid leasehold interest in, all of the Assets, free and clear of all Liens.

H. Intellectual Property.

1. Schedule 4.1(H) sets forth a true and complete list of all Intellectual Property owned or used by Seller in the Business to Seller’s Knowledge, and in the case of registered Intellectual Property, includes the jurisdiction in which such item of Intellectual Property has been registered or filed, the applicable application and registration or serial number, the expiration date, and if applicable, any co-owners thereof. Seller owns all Intellectual Property and does not license any Intellectual Property necessary for the manufacture, use or sale of the Products. The Intellectual Property includes all of the Intellectual Property necessary for the conduct and operation of the Business and the manufacture and sale of the Products as conducted by Seller as of the Closing Date. With respect to the Intellectual Property as of the Closing Date: (i) Seller possesses all right, title and interest in and to such Intellectual Property, free and clear of any encumbrance, license or other restriction; (ii) such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened which challenges the legality, validity, enforceability, use or ownership of such Intellectual Property; (iv) except pursuant to Excluded Commitments, Seller has not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to such Intellectual Property; and (v) such Intellectual Property is not subject to any license granted by Seller to any third party. The Seller does not pay or owe any royalties or licensing fees to any third party on the Products or any sale of the Products.

2. Seller has not, in the conduct of its Business, interfered with, infringed upon or misappropriated any patent, copyright, trade secret or other intellectual property rights of third persons, and Seller has never received actual notice of any claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that it must license or refrain from using any such rights of any third party) relating to its Business. To the Knowledge of Seller, no third party is currently or has interfered with, infringed upon, misappropriated or otherwise come into conflict with any of the Intellectual Property, or license or distribution rights of Seller with respect to or in connection with the Seller’s Business as currently or previously conducted.

3. None of the processes, methodologies, trade secrets, research and development results, and other know-how included in the Intellectual Property, to the extent the value of which is contingent upon maintenance of the confidentiality thereof, has been disclosed by the Seller to any person other than to employees or contractors of the Seller who are parties to customary confidentiality or non-disclosure agreements with the Seller.

4. Except as otherwise set forth in Schedule 4.1(E)(4), Seller has not conveyed, transferred, given any security interest in, or otherwise transferred or encumbered any of the Intellectual Property to any party other than to the Purchaser pursuant to the Transfer. By means of the Transfer, Seller is conveying all of its rights and interest in and title to the Intellectual Property.

5. In the Seller’s reasonable judgment, all necessary registration, maintenance and renewal fees due in connection with the Intellectual Property have been paid, and all necessary documents, recordations and certificates in connection with the Intellectual Property have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting or maintaining the Intellectual Property in the jurisdictions chosen by Seller. No interference, opposition, reissue, reexamination or other similar proceeding is pending in which any Intellectual Property is being contested or challenged. Except as set forth on Schedule 4.1(H), there are no actions that must be taken within six months of the Closing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, for the purposes of maintaining, perfecting, preserving or renewing any item of Intellectual Property.

I. Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Seller, threatened against the Seller or any of their Affiliates and pertaining to the Business, including without limitation any legal proceeding that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or any other Closing Document. There is no Legal Proceeding pertaining to the Seller’s Business (including employees) that the Seller, or any Affiliate of the Seller, has initiated or intends to initiate. There are no claims against Seller, or any Affiliate of the Seller, Business pending, or to the Knowledge of the Seller, threatened alleging that any Products sold are defective or fail to meet any warranties. Neither the Seller, nor any affiliate of the Seller, have incurred liability arising out of any injury to individuals as a result of the marketing, distribution or sale of any Product. The Seller has not been notified of any inquiry or investigation made in respect thereof by any Governmental Authority.

J. Compliance With Laws.

1. General. The Seller is not in default with respect to any Order pertaining to the Business. The Business is and at all times has been operated in material compliance with all applicable Laws.

2. Domestic and Foreign Regulatory Compliance. A true and complete list of all territories and countries where each Product is approved, cleared or registered for sale and in which Seller sold or distributed Products directly to customers, and to the best of its Knowledge, in which Seller sold or distributed through distributors or similar third parties is attached hereto as Schedule 4.1(J)(1), indicating the full name of the party that holds the approval, clearance or registration. Except as is set forth in Schedule 4.1(J)(1), Seller represents that it has complied in all material respects with all applicable requirements in all countries and territories in which Seller sold or distributed Products directly to customers or to distributors or similar third parties, pertaining to the Seller of: (1) the United States Food and Drug Administration (“FDA”); (2) each of the applicable regulatory bodies in those member states of the European Union in which the Seller has sold or distributed Products, directly; and (3) each of the applicable regulatory bodies of any territory of country listed on Schedule 4.1(J)(1) (each, a “Third Country”), including without limitation in each case as applicable:

(i)

all applicable FDA pre-market clearance (“510(k)”) or pre-market approval (“PMA”) requirements set forth in 21 C.F.R. §§ 807, 814; all applicable CE-MDD marking requirements set forth in 93/42/EEC; the Medical Device Directive, as implemented in each member country (the ”MDD”), and any similar requirement set forth in the laws or regulations of any Third Country; including, in each case, the requirement to obtain a new clearance or approval for modifications to existing Products;

(ii)	all applicable FDA export requirements of the Federal Food, Drug and Cosmetic Act, as amended (the “FDC Act”), codifed at 21 U.S.C. §§ 381, 382.

(iii)	all applicable establishment registration and device listing requirements set forth in 21 C.F.R. § 807; in the MDD or in the laws or regulations of any Third Country;

(iv)	all applicable design, manufacturing and testing requirements set forth in 21 C.F.R. § 820; in the MDD or in the laws or regulations of any Third Country;

(v)

all applicable complaint handling requirements set forth in 21 C.F.R. § 820.198; in the MDD or in the laws or regulations of any Third Country; including without limitation the record keeping and investigation requirements thereof;

(vi)

the medical device reporting requirements set forth in 21 C.F.R. § 803; the adverse event reporting requirements set forth in the MDD and any similar requirements set forth in the laws or regulations of any Third Country; and

(vii)	the removal and corrections requirements set forth in 21 C.F.R. § 806; in the MDD or in the laws or regulations of any Third Country.

There have been no recalls, field notifications, alerts or seizures requested or threatened relating to the Products or the Business on or after January 1, 2015.

The Seller has provided to the Purchaser true and complete copies of all 510(k) clearance or approval letters received by the Seller from the FDA in connection with the Business and provided the Purchaser with access to all related documents and information, including device master files. The Seller has provided to the Purchaser true and complete copies of all European Union notified body’s certifications and all approvals and registrations from the Third Countries relating to the Business in which the Seller has sold or distributed Products directly.

The Seller has provided to the Purchaser, on Schedule 4.1(J)(2) a true and complete complaint log including information on all medical device reports, complaints, corrective actions, malfunctions, adverse event reports and the like with respect to the Business received by Seller on or after January 1, 2015 and before September 13, 2018. There is no safety, quality or efficacy issue with regard to the Products that would reasonably be expected to materially or substantially impair the ability of the Purchaser to successfully market and sell the Products. All manufacturing operations of the Business have been, and are being, conducted in material compliance with applicable good manufacturing processes and quality systems regulations, and all manufacturing and testing processes are sufficiently documented to permit such material compliance.

Schedule 4.1(J)(3) and the instructions for use set forth the forms of the Seller’s warranties that are generally currently applicable to the Products. Each Product sold by the Seller prior to the Closing Date has been sold in conformity in all material respects with all applicable regulatory requirements. There are no existing or, to Seller’s Knowledge, threatened, claims against Seller that the Products fail to meet any product warranties. The Seller has not incurred liability arising out of any injury to individuals as a result of the ownership, possession, or use of any Product and, to Seller’s Knowledge, there has been no inquiry or investigation made in respect thereof by any Governmental Entity.

K. Direct vs. Indirect Sales. Schedule 4.1(K) accurately identifies each and every country or territory into which sales of Products have been made from January 1, 2016 through June 30, 2018 and the nature of such sales as (i) direct from the Seller or one of its Affiliates to customers or (ii) to a distributor or sales agent. Seller has the legal right to remove the Products from the Excluded Commitments and to cease supplying Products to distributors with no contract, subject to its and Purchaser’s compliance with contractual notice periods, to the extent applicable.

L. Suppliers. A true and complete list of all raw material suppliers to the Seller in connection with the Business, together with available contact information and pricing for each component sold to the Seller, is attached hereto as Schedule 4.1(L). The Seller has no Knowledge of any condition, event or occurrence that could reasonably be anticipated to have a Materially Adversely Effect, after the Closing, the supply of materials or provision of services to the Business by any third party.

M. Insurance Policies. Schedule 4.1(M) accurately lists all policies of insurance covering the Products or the Business currently maintained by the Seller. All such insurance is in full force and effect, and no premiums thereon are due and unpaid. No notice of cancellation or termination has been received by the Seller with respect to any such policy of insurance, no claim is currently reserved or, to the Knowledge of the Seller, should be reserved under any policy of insurance with respect to the Products or the Business.

N. Certain Sales. The Seller does not manufacture, and since July 1, 2017 has not manufactured, any Products as an original equipment manufacturer for any third party other than CR Bard. Sales to CR Bard for the twelve months ended August 30, 2018 were approximately $387,000. Administrative fees paid to group purchasing organizations by Seller on sales of Products by Seller to group purchasing organizations’ members from January 1, 2018 through September 18, 2018 were approximately $1,840 and in 2017 were approximately $2,600.

O. Inventory. A true and complete aged list of the sterilized finished goods Inventory as of the Closing Date, reported separately by product line, giving model or other identifying number, is attached hereto as Schedule 4.1(O). The Inventory consists of solely of items that (i) are of a quantity and quality usable and saleable in the ordinary course of the Business, (ii) have at least twenty-four (24) months remaining shelf life for Product with five (5) years total shelf life and eighteen (18) months of remaining shelf life for Products with three (3) years total shelf life, and (iii) are not opened, damaged, obsolete, or faulty. The Inventory does not consist of any items held on consignment. The Seller has no Knowledge of any condition, event or occurrence that could reasonably be anticipated to have a Materially Adverse Effect, after the Closing, the supply of Inventory or any components thereof by any third party.

P. Customers. A true and complete list of all customers purchasing Products directly from Seller or its Affiliates during the period from January 1, 2016 through September 14, 2018, with ship to addresses, is attached hereto as Schedule 4.1(P). Schedule 4.1(P)(2) is the most recent sales trace provided to Seller by Medline Industries, Inc. Seller has not received notice from, and is not otherwise aware that, any such customer of the Business intends to stop purchasing Products. A true and complete list of all available pricing information by direct customers and SKU as of September 14, 2018 is provided to Purchaser as 4.1(P) Current Pricing Europe.xlsx and 4.1(P) US Pricing.xlsx.

Q. Brokers’ Fees. The Seller has made no agreement or taken any other action that will cause the Purchaser to become obligated for any broker’s or other fee or commission as a result of any of the transactions contemplated by this Agreement. Any broker’s fee incurred by the Seller shall be paid by the Seller.

R. Disclosure. The representations and warranties contained in this Section 4.1 and in the Closing Documents delivered by the Seller pursuant to this Agreement do not contain any untrue or misleading statement of fact or omit to state any material fact necessary in order to prevent the statements and information contained therein from being false or misleading.

S. Disclaimer Regarding Estimates, Projections, and Sales Data. In connection with the Purchaser’s investigation of Seller, the Purchaser has received certain future estimates, forecasts, plans and financial projections, as well as past Product sales data, including as a part of the Assets. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such future estimates, forecasts, plans and projections, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, forecasts, plans and projections so furnished to it (including the reasonableness of the assumptions underlying such estimates, forecasts, plans and projections), that Purchaser understands that past Product sales data provided by Seller does not provide any guaranties, representations, or warranties regarding future levels of sales of Product. Accordingly, Seller does not make any representation or warranty with respect to such future estimates, forecasts, plans, projections (including any such underlying assumptions).

T. WARRANTY DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER MAKES NO WARRANTY OR REPRESENTATION AS TO THE ASSETS, AND PURCHASER AGREES THAT, SELLER EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND WHATSOEVER, INCLUDING WITHOUT LIMTIATION EXPRESS, IMPLIED, AND STATUTORY WARRANTIES, AND WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

Section 4.2. Representations and Warranties by the Purchaser. The Purchaser represents and warrants to the Seller that:

A. Existence and Qualification of the Purchaser; Due Execution, Etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to be executed by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action and, assuming the due execution of this Agreement by the Seller, this Agreement and the Closing Documents to be executed by the Purchaser constitute valid and binding obligations of the Purchaser enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B. No Violation. Neither the execution or delivery by the Purchaser of this Agreement or the Closing Documents to be executed by the Purchaser nor the consummation of the transactions contemplated hereby or thereby: (i) violates or will violate any Law or Order applicable to the Purchaser; (ii) conflicts or will conflict with, results or will result in a breach of or default under the charter, bylaws or other organizational document of the Seller of the Purchaser; or (iii) conflicts with any agreement, contract or other instrument to which the Purchaser is a party. No consent, authorization, or approval from, or registration or filing with, any Governmental Entity or other third party (not obtained or made as of the date hereof) is required to be obtained or made by or with respect to the Purchaser in order to perform its obligations or exercise its rights under this Agreement.

C. Funds. The Purchaser has sufficient funds to ensure timely payment in full of the Purchase Price in accordance with this Agreement.

D. Litigation. There is no action, litigation, suit, claim, investigation, proceeding or administrative action pending or, to the Purchaser’s Knowledge, threatened against the Purchaser, or seeking to restrain or prohibit the Purchaser from entering into this Agreement or to prohibit the Closing or the performance of any other obligation hereunder that, if adversely determined, would have a material adverse effect on the Purchaser’s ability to perform its obligations hereunder.

ARTICLE V

Certain Covenants.

Section 5.1. Warranty and Insurance Obligations.

A. Warranty. The Seller shall be responsible for all customer warranties with respect to (i) the Inventory and (ii) all Products manufactured or sold by the Seller prior to the Closing Date and in each case shall timely perform such warranty services at its own cost. The Purchaser will reasonably cooperate with the Seller at the Seller’s expense in the handling of any warranty claims for the Inventory and such Products.

B. Insurance. The Seller shall, at its sole cost and expense, obtain and carry in full force and effect for the three (3) year period following the Closing Date, insurance in respect of the manufacture, promotion, and sale of all Products prior to the Closing Date and to cover any tangible Assets owned by the Purchaser to the extent remaining in possession of the Seller until delivered to the Purchaser in accordance with the Transition Services Agreement, in the amount of at least One Million U.S. Dollars (US$1,000,000) for each accident or occurrence and Two Million U.S. Dollars (US$2,000,000) in the aggregate, and name the Purchaser as an additional insured. Such insurance policies required under this section shall be maintained with a reputable insurance carrier or through self-insurance, provided Seller continues to be investment grade determined by reputable financial rating agencies.

Section 5.2. Cooperation Regarding Taxes; Seller Tax Returns. The obligations set forth in this Section 5.2 are Seller’s sole and exclusive obligations with respect to Tax matters related to this Agreement. From and after the Closing, the Seller will use commercially reasonable best efforts to make available to the Purchaser, upon written request and with the Purchaser bearing responsibility for all of its out-of-pocket expenses therefor, the Seller’s personnel or representatives under the Seller’s control whose assistance or participation is reasonably required by the Purchaser in anticipation of, or preparation for, existing or future Legal Proceedings, Tax Return preparation, audits or other matters in which the Purchaser or any of its Affiliates is involved and that is related to the transactions under this Agreement. The parties will reasonably cooperate in the conduct of any Tax audit, claim for refund of Taxes or similar proceedings involving or otherwise relating to any of the Assets or the parties (or the income therefrom or assets thereof). The Seller will prepare and file or cause to be prepared and filed all Tax Returns for the Seller that are required to be filed with respect to the Seller through the Closing Date. The Seller will pay or cause to be paid all Taxes required to be paid with respect to such Tax Returns. The Seller will pay all Taxes arising with respect to the Seller (or, if applicable, reimburse the Purchaser for the payment of such Taxes) attributable to taxable periods before that Closing Date but ending on or before the Closing Date or with respect to the allocable portion of any taxable period that includes but does not end on the Closing Date. The Purchaser will prepare and file or cause to be prepared and filed all Tax Returns for the Purchaser that are required to be filed with respect to the Purchaser after the Closing Date. The Purchaser will pay or cause to be paid all Taxes required to be paid with respect to such Tax Returns. The Purchaser will pay all Taxes arising with respect to the Purchaser (or, if applicable, reimburse the Seller for the payment of such Taxes) attributable to taxable periods after the Closing Date but starting before the Closing Date or with respect to the allocable portion of any taxable period after the Closing Date.    For purposes of this Agreement, (i) “Tax” or “Taxes” includes all federal, state, local, foreign and other taxes, assessments, or governmental charges of any kind whatsoever including, without limitation, income, franchise, capital stock, excise, property, sales, use, service, service use, leasing, leasing use, gross receipts, value added, single business, alternative or add-on minimum, occupation, real and personal property, stamp, workers’ compensation, severance, windfall profits, customs, duties, disability, registration, estimated, environmental (including Taxes under Internal Revenue Code Section 59A), transfer, payroll, withholding, employment, unemployment and social security taxes, or other taxes of the same or similar nature, together with any interest, penalties or additions thereon and estimated payments thereof, whether disputed or not, (ii) “Tax Return” or “Tax Returns” includes all returns, reports, information returns, forms, declarations, claims for refund, statements and other documents (including any amendments thereto and including any schedule or attachment thereto) in connection with Taxes that are required to be filed with a Governmental Entity or other tax authority, or sent or provided to another party under applicable Law, and (iii) all citations of the Internal Revenue Code of 1986, as amended, or to the treasury regulations promulgated thereunder in this Agreement shall include any amendments or successor provisions thereto.

Section 5.3. Further Assurances. Each party agrees that at or subsequent to the Closing, upon the written request of the other party, it will promptly execute and deliver or cause to be promptly executed and delivered any further assignment, instruments of transfer, bills of sale or conveyances, and shall otherwise cooperate with the other party, all to the extent reasonably necessary or desirable to vest fully in the Purchaser all of the Seller’s right, title and interest in and to the Assets or to otherwise confirm the transactions contemplated hereby, including without limitation any filings or correspondence with any regulatory agency, notified body or other person regarding Approvals, product recalls, adverse event reports and the like. The Seller also agrees that it shall, at the reasonable request of the Purchaser, use commercially reasonable efforts to enforce (a) the terms of any confidentiality, non-disclosure or non-competition agreement between the Seller and any third party and (b) any provisions relating to confidentiality, non-disclosure or non-competition contained in any other agreement to which the Seller is party, to the extent related to the Business, in each case if the Purchaser is harmed, or has a reasonable expectation of harm, due to the breach or potential breach of any such agreement or provisions by a third party.

Section 5.4. Restrictive Covenants.

A. Covenant Not to Compete or Disparage. The Seller agrees that for a period of five (5) years commencing on the Closing Date (the “Restricted Period”), neither the Seller nor any corporate entity Affiliate of the Seller will, directly or indirectly, own, manage, operate, finance, join, or control, or participate in the ownership, management, operation, financing or control of, or be associated as a partner, lender, investor or representative in connection with, or appoint any director, manager or other representative of, any profit or not-for-profit business or enterprise that: (i) engages in any Competitive Activity, or (ii) disparages the Purchaser, the Business or the Products in any way. “Competitive Activity” shall mean the design, manufacture, sale or distribution of any of the Products, any products similar in design, form or function to the Products and are used in clot management in the vascular field. Notwithstanding the foregoing, Seller and Purchaser understand and agree that Seller will continue to engage in the design, manufacture, sale or distribution of device products that are not Products, including but not limited to the products set forth on Schedule 5.4(A) and products similar thereto, and solely in connection therewith may perform all related processes, including without limitation, the processes set forth in Schedule 5.4(A)(2), and the foregoing shall not be a breach of this Section 5.4A. To that end, the Seller shall be retaining the excluded equipment set forth in Schedule 5.4(A). Seller may also, in its sole discretion, repurchase equipment and supplies similar to or identical to the equipment and supplies included in the Assets, except to engage in any Competitive Activity. Notwithstanding anything to the contrary contained in this Agreement, Seller may sell Products designated as model numbers CHO-040-4F and CHO-040-6F to Premier Healthcare Alliance, L.P. members solely for the purpose of fulfilling Seller’s contractual obligations to Premier Healthcare Alliance, L.P. through December 1, 2018.

The Purchaser agrees that during the, Restricted Period Purchaser will not disparage the Seller, Business or the Products in any way.

Notwithstanding the foregoing, this Section 5.4(A) shall not prohibit or restrict the ability of the Seller or its Affiliates to beneficially own 10% or less of the outstanding stock of any company engaging in Competitive Activity.

B. Non-Solicitation; Non-Disclosure; Non-Interference. The Seller shall not (a) at any time during the Restricted Period directly or indirectly solicit, induce or attempt to induce to enter the employ of the Seller any employees of the Purchaser or (b) at any time after the Closing directly or indirectly divulge, or permit to be divulged to others, or use in any way any Proprietary Information. As used herein, the term “Proprietary Information” shall mean all confidential information concerning the Purchaser, the

Business and the Assets, including client and customer lists, trade secrets, data, information, documents, inventions, developments, or forms owned or used by the Seller (on or prior to the Closing Date) included in the Assets transferred to the Purchaser pursuant to this Agreement, whether or not any of the foregoing is published or unpublished, protected or susceptible to protection under patent, trademark, copyright or similar laws and whether or not any party has elected to secure or attempted to secure such protection; provided however, that the Seller may disclose any Proprietary Information solely to the extent and in the circumstances reasonably (i) needed to be disclosed to a court of competent jurisdiction in order for the Seller to pursue any claim against the Purchaser hereunder; (ii) required to be disclosed by a court of competent jurisdiction; or (iii) required by Law to be disclosed to a Governmental Entity; provided, however, that the Seller provides to the Purchaser reasonable advance opportunity to seek in camera or other protection with respect to such disclosure. Except as set forth expressly herein, the Seller will not, whether on its own behalf or on behalf of any of its Affiliates or in conjunction with any Person, intentionally directly or indirectly interfere with the business relationship that the Purchaser has or may have with any non-distributor customer or supplier to the Business. The Purchaser shall not at any time during the Restricted Period directly or indirectly solicit, induce or attempt to induce to enter the employ of the Purchaser any employees of the Seller. The foregoing non-solicitation obligations shall not apply to general advertisements for employment.

C. Equitable Relief. The Seller and the Purchaser each acknowledge that any breach of the covenants contained in Section 5.4(A) and (B) would likely cause an irreparable injury to the non-breaching party and that damages and remedies at law for any breach of any such covenant would be inadequate. The Seller and the Purchaser each acknowledge that, in addition to any other remedies available to the non-breaching party, the non-breaching party shall, without the necessity of proving actual damages or posting any bond or other security, be entitled to seek injunctive relief and other equitable relief to prevent a breach of any such covenant.

D. Judicial Determinations. It is the desire and intent of the parties to this Agreement that the provisions of this Section 5.4 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 5.4 shall be adjudicated to be invalid, ineffective or unenforceable, this Section 5.4 shall be deemed automatically amended to delete therefrom such provision or portion adjudicated to be invalid, ineffective or unenforceable, such amendment to apply only with respect to the operation of such provision in the particular jurisdiction with respect to which adjudication is made.

Section 5.5. Discharge of Liabilities. Without limiting the provisions of Section 3.2 or 6.1 hereof, the Seller acknowledges that it is retaining all Excluded Liabilities. The Seller hereby agrees and covenants that it shall, at all times following Closing, perform, pay or discharge, to the extent not theretofore performed, paid or discharged, any and all Excluded Liabilities. All excise, sales, use, transfer and all other Taxes incurred in connection with the sale of the Assets shall be borne fifty percent (50%) each by the Seller and Purchaser.

Section 5.6. Customer Transition. In order to facilitate the proper payment of invoices and the submission of new orders following the Closing Date, and to provide otherwise for a smooth transition of the Seller’s Business, the Purchaser and the Seller shall cooperate in the introduction of the Purchaser by Seller to customers of the Business, at the Purchaser’s option, and will direct customers to submit new orders for Products and to make payments to the Purchaser for Product shipped after the Closing Date. The Seller and Purchaser acknowledge that it may receive payments intended for the other. To the extent that a party receives any payments that should have been paid to the other party, the receiving party shall promptly (and in any event no later than three (3) Business Days thereafter) pay over to the other party the amount of such payments. For a period of twelve (12) months following the Closing Date, the Seller and its Affiliates shall immediately forward by email to the Purchaser all Product orders received from any customer. Seller shall send or email a joint letter to customers regarding the transition of Product to Purchaser, the content of which letter shall be agreed by Seller and Purchaser.

Section 5.7. Reserved.

Section 5.8. Transfer of Books and Records. The Seller shall take all commercially reasonable efforts to ensure that all records of the Seller, to the extent constituting Assets, are provided to the Purchaser at Closing or as quickly thereafter as is practicable.

Section 5.9. Allocation of Purchase Price. The Seller and the Purchaser agree to use commercially reasonable efforts to agree upon the allocation of the consideration payable hereunder amongst the Assets within a reasonably prompt period following the Closing. The Seller and the Purchaser agree that their respective tax returns (including IRS Form 8594 – Asset Acquisition Statement) relating to the Transfer of the Assets hereunder will be consistent with such allocation.

Section 5.10. Public Statements. The parties shall consult with each other before issuing any press release, public announcement, or other public disclosure with respect to this Agreement or the transactions contemplated hereby, and no party shall issue any press release, public announcement, or other public disclosure regarding the Agreement prior to obtaining the other party’s prior approval, except that no such approval shall be necessary to the extent disclosure may be required by applicable Law or the rules of any stock exchange in the opinion of its counsel. In the event a party is, in the opinion of its counsel, required to make the press release, public announcement or public disclosure, such party shall submit the release, announcement or disclosure in writing to the other party prior to issuing the press release or making the public announcement or public disclosure. The Seller acknowledges that the Purchaser may be required to file this Agreement and one or more of the Closing Documents with the United States Securities and Exchange Commission.

Section 5.11. Use of Seller Name. The Purchaser shall be permitted to use the Seller’s trademarks not included in the Assets following the Closing Date solely in good faith in connection with: (i) the sale of Inventory sold to the Purchaser by the Seller pursuant to this Agreement, and (ii) the sale of any Product during the period between the Closing Date and the date that the Purchaser has made all necessary filings, and has received all necessary licenses, clearances, approvals and registrations, to sell such Product under the Purchaser’s name and address; provided, that the Purchaser shall use diligent efforts to accomplish such activities as soon as possible after Closing. Except as permitted in writing by the Seller (including with respect to the latis trademark) and as provided by Seller, the Purchaser shall not adopt, use, or register any trademark, service mark, logo, name or similar intellectual property that is not an Asset, or any confusingly similar words or symbols, as part of Purchaser’s own name or the name of any of its affiliates or the name of any of the products Purchaser markets, other than the use of such marks in connection with the labeling of the Inventory or as otherwise expressly permitted hereunder.

Section 5.12. Reserved.

Section 5.13. Reserved.

Section 5.14. Distributors. The Seller, in consultation with the Purchaser, shall be responsible for notifying the distributors listed on Schedule 5.14 (the “OUS Distributors”), who distribute Product outside of the United States on Seller’s behalf as of the Closing Date, immediately following the Closing, of the termination of their rights to distribute the Products subject to the conditions in the applicable agreement and laws. To the extent that any payments are necessary to any OUS Distributor to ensure a smooth transition of the Business, including to obtain customer lists or cooperation in transferring Product registrations, then the Purchaser shall each bear 100% of the cost of such payments.

ARTICLE VI

Indemnification; Survival of Representations and Warranties and Covenants.

Section 6.1. Indemnification by Seller. The Seller hereby agrees to defend, hold harmless and indemnify the Purchaser and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (“Purchaser Parties”) from and against any actual damages or losses, assessments, claims, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) to the extent arising out of:

A. any misrepresentation in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement, including without limitation in the Disclosure Schedule, or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Seller or its Affiliates pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B. any Excluded Liabilities and any other Liabilities of the Seller or its Affiliates or the Business, other than the Assumed Liabilities;

C. any recalls or replacements requested or required by any competent Governmental Entity or otherwise deemed appropriate by mutual agreement of the Seller and the Purchaser related to any Product manufactured, sold or distributed prior to the Closing;

D. any claim, demand, action or proceeding initiated by any third party based upon infringement of a patent, trademark, copyright or trade secret, or similar intellectual property rights as a result of Seller’s use or practice of the Intellectual Property or conduct of the Seller’s Business;

E. any negligent or fraudulent act or omission or willful misconduct of the Seller or its employees, agents or representatives in the performance of this Agreement; and

F. without limiting the generality of the preceding clauses, any Taxes attributable to the Seller’s Business for all periods prior to Closing, and all other Taxes of the Seller or its Affiliates, in each case regardless of whether such losses, assessments, Liabilities, claims, damages, costs and expenses, or the facts or circumstances relating thereto, were disclosed hereunder or in the Disclosure Schedule or otherwise; and

G. any claim, demand, action or proceeding initiated by any third party shareholder based on Seller’s entering into this Agreement or consummating the transactions set forth herein.

All such losses, assessments, liabilities, claims, damages, costs and expenses so arising out of or relating to any of the foregoing clauses (A) through (F), inclusive, of this Section 6.1, or the matters described therein, are referred to hereinafter as the “Purchaser’s Losses.”

Section 6.2. Indemnification by the Purchaser. The Purchaser hereby agrees to defend, hold harmless and indemnify the Seller and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (“Seller Parties”) from and against any losses, assessments, Liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) to the extent arising out of:

A. any misrepresentation in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Purchaser contained in this Agreement or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Seller pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B. the Purchaser’s failure, following the Closing, to perform, pay or discharge in accordance with their respective terms, the Assumed Liabilities (collectively, the “Seller’s Losses”);

C. any Assumed Liabilities and any other Liabilities of the Purchaser or its Affiliates or the Business, other than the Excluded Liabilities;

D. any recalls or replacements requested or required by any competent Governmental Entity or otherwise deemed appropriate by mutual agreement of the Seller and the Purchaser related to any Product manufactured by Purchaser after the Closing;

E. any claim, demand, action or proceeding initiated by any third party based upon infringement of a patent, trademark, copyright or trade secret, or similar intellectual property rights as a result of Purchaser’s conduct of the Purchaser’s Business;

F. any negligent or fraudulent act or omission or willful misconduct of the Purchaser or its employees, agents or representatives in the performance of this Agreement;

G. any claim, demand, action or proceeding initiated by any third party shareholder based on Purchaser’s entering into this Agreement or consummating the transactions set forth herein; and

H. without limiting the generality of the preceding clauses, any Taxes attributable to the Purchaser’s Business for all periods after Closing, and all other Taxes of the Purchaser or its Affiliates.

Section 6.3. Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing.

Section 6.4. Procedures.

A. In the event that any Legal Proceeding shall be threatened or instituted in respect to which indemnification may be sought by one party hereto from another party under the provisions of this Article 6, the party seeking indemnification (“Indemnitee”) shall, reasonably promptly after acquiring actual knowledge of such threatened or instituted Legal Proceeding, cause written notice in reasonable detail of such threatened or instituted Legal Proceeding covered by this indemnification, to be forwarded to the other party from which indemnification is being sought (“Indemnitor”); provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder, except to the extent, and only to such extent, that such failure to provide such notice actually and materially prejudices the

Indemnitor’s ability to adequately defend such Legal Proceeding. In the case of any Loss not involving a Legal Proceeding, the Indemnitee shall, reasonably promptly after acquiring actual knowledge of such Loss, cause written notice in reasonable detail of such Loss covered by this indemnification, to be forwarded to the Indemnitor; provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder.

B. In the event of the initiation of any Legal Proceeding against an Indemnitee by a third party, the Indemnitor shall have the absolute right after the receipt of the notice described in Section 6.4(A), at its option and at its own expense, to be represented by counsel of its choice, and (subject to Section 6.4(C)) to defend against, negotiate, settle or otherwise deal with any Legal Proceeding or demand that relates to any Purchaser’s Losses or Seller’s Losses, as the case may be, indemnified against hereunder, and, in such event, the Indemnitee will reasonably cooperate with the Indemnitor and its representatives in connection with such defense, negotiation, settlement or dealings (and the Indemnitee’s costs and expenses arising therefrom or relating thereto shall constitute Purchaser’s Losses, if the Indemnitee is the Purchaser, or Seller’s Losses, if the Indemnitee is the Seller); provided, however, that the Indemnitee may directly participate in any such Legal Proceeding so defended with counsel of its choice at its own expense. However, if the Indemnitor fails to take reasonable steps necessary to defend diligently such third party claim within 10 Business Days after receiving written notice from the Indemnitee that the Indemnitee reasonably believes the Indemnitor has failed to take such steps or if the Indemnitor has not undertaken fully to indemnify the Indemnitee in respect of all such Purchaser’s or Seller’s Losses, as the case may be, relating to the matter and as required hereunder, the Indemnitee may assume its own defense, and, in such event (a) the Indemnitor will be liable for all Purchaser’s or Seller’s Losses, as the case may be, reasonably paid or incurred in connection therewith, and (b) the Indemnitor shall, in any case, reasonably cooperate, at its own expense, with the Indemnitee and its representatives in connection with such defense.

C. Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld, the Indemnitor will not enter into any settlement of any third party claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder or which would otherwise adversely affect the Indemnitee, the Assets or the Business.

D. An Indemnitee shall use commercially reasonable efforts to pursue and collect any amounts payable under insurance policies on account of Purchaser’s Losses (if the Indemnitee is the Purchaser) or Seller’s Losses (if the Indemnitee is the Seller), but only if doing so will not result in (a) an increase in premiums due then or in the future to procure comparable insurance or an increase in deductibles; or (b) a decrease in the levels of insurance or a change in the risks insured against; or (c) prejudice to the Indemnitee’s claims or rights to indemnification hereunder.

E. After any final judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement shall have been consummated, or the Indemnitee and the Indemnitor shall have arrived at a mutual agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnitee shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter, and the Indemnitor shall pay all of the sums so owing to the Indemnitee by wire transfer or certified or bank cashier’s check within 10 Business Days after the date of such notice. Any and all Purchaser’s Losses or Seller’s Losses, other than those described in the preceding sentence (including Purchaser’s Losses or Seller’s Losses incurred in the absence of any threatened or pending Legal Proceeding, or Purchaser’s Losses or Seller’s Losses incurred after any such Legal Proceeding has been threatened or instituted but prior to the rendering of any final judgment or award in connection therewith), shall be paid by the Indemnitor on a current basis, and, without limiting the generality of the foregoing, the Indemnitee shall have the right to invoice the Indemnitor for such Purchaser’s Losses or Seller’s Losses, as the case may be, as frequently as it deems appropriate, and the amount of any such Purchaser’s Losses or Seller’s Losses, as the case may be, which are described or listed in any such invoice shall be paid to the Indemnitee, by wire transfer or certified or bank cashier’s check, within 10 Business Days after the date of such invoice. Notwithstanding the foregoing, the Purchaser’s claims for indemnification pursuant to this Article 6 shall be satisfied first from the Holdback Amounts and then, to the extent those funds are insufficient to pay all such claims, directly by the Seller pursuant to this Section 6.4.

F. To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price.

G. This Article 6 shall survive the Closing and shall thereafter remain in full force and effect.

ARTICLE VII

Miscellaneous.

Section 7.1. Entire Agreement. This Agreement (including the Disclosure Schedule) together with all other Closing Documents (i) supersedes any other prior or contemporaneous agreement, understanding, promise, representation or express or implied commitment or obligation, whether written or oral, that may have been made or entered into by any party or any of their respective Affiliates (or by any director, officer or representative thereof) with respect to the subject matter hereof and (ii) constitutes the entire agreement of the parties hereto with respect to the matters provided for herein. Any other agreements, promises, representations, or assurances made by either party to this Agreement or entered into by the parties hereto on or before the date of this Agreement, whether oral or written, relating to the subject matter of this Agreement are of no force or effect. No investigation or receipt of information by or on behalf of the Purchaser will diminish or obviate any of the representations, warranties, covenants or agreements of the Seller under this Agreement or the conditions to obligations of the Purchaser under this Agreement.

Section 7.2. Amendments. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Purchaser and the Seller.

Section 7.3. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns. This Agreement may not be assigned by the Purchaser or the Seller, including without limitation by operation of law, without the prior written consent of the other party; provided, however, that any such assignment by the Purchaser or Seller shall not relieve it of its obligations hereunder. For purposes of this Section 7.3, the term “assignment” shall include the consolidation or merger of a party with and into a third party or the sale of all or substantially all of the assets or business of a party. Any attempted assignment in violation of this Section 7.3 shall be null and void.

Section 7.4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original for all purposes and all of which together shall constitute one and the same instrument.

Section 7.5. Headings and Section References. The headings of the sections and paragraphs of this Agreement are included for convenience only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. All section references herein, unless otherwise clearly indicated, are to sections within this Agreement.

Section 7.6. No Other Warranties, Representations, Covenants or Duties. Except as expressly provided in this Agreement, the parties disclaim any express or implied warranties, representations, covenants or duties in connection herewith.

Section 7.7. Waiver. No failure or delay by either the Purchaser or the Seller in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law.

Section 7.8. Expenses. The Seller and the Purchaser shall each pay all of their own respective costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 7.9. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing, shall be delivered in person, by email or by a nationally recognized overnight delivery and shall be deemed given (a) when delivered in person, (b) on the business day sent by email, if sent before 5 p.m. PST on such business day, and if sent after 5 p.m. PST, on the next business day, or (c) the business day after delivered to a nationally recognized overnight courier (postage pre-paid) for next business day delivery, in each case, at the following addresses (or at such other addresses as a Party shall designate by written notice to the other Party pursuant to this Section):

If to the Purchaser:

LeMaitre Vascular, Inc.

Attn: Legal Department

63 Second Avenue

Burlington, Massachusetts 01803

Email: legal@lemaitre.com

If to the Seller:

Applied Medical Resources Corporation

Attn: Gary Johnson

22872 Avenida Empresa

Rancho Santa Margarita, California 92688

Email: Gary@appliedmedical.com

with copies to:

Applied Medical Resources Corporation

Attn: Corporate Counsel

22872 Avenida Empresa

Rancho Santa Margarita, California 92688

Email: legalnotices@appliedmedical.com

Section 7.10. Governing Law. This Agreement and the legal relations among the parties hereto shall be governed and construed in accordance with the substantive Laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof. The Parties hereby irrevocably submit to the exclusive jurisdiction of the courts located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 7.11. Severability; Survival. If any provisions hereof shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provisions shall be of no force and effect, but the illegality or unenforceability shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement. Articles and Sections of this Agreement that by their nature should survive the termination, expiration, cancellation or abandonment of this Agreement for any reason, shall survive.

Section 7.12. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

Section 7.13. Guaranty. By executing this Agreement, the Guarantor irrevocably and unconditionally guarantees to the Purchaser the due and timely performance of all present and future obligations and the payment of all present and future liabilities of the Seller under this Agreement and must on demand by the Purchaser perform any obligations if required under this Agreement and in the manner specified in this Agreement if the Seller fails to do so on the due date. The Guarantor acknowledges and agrees that each of its obligations under this Section 7.13 is a principal and continuing obligation and continues notwithstanding any amendment of this Agreement or any waiver, consent or notice given under this Agreement by the Seller.

Section 7.14. Consent to Jurisdiction. Each party agrees that, in the event such party elects to initiate litigation against the other party, such party shall, and may only, file such litigation in the state or federal courts of Delaware. Each party hereby expressly and irrevocably waives any claim or defense in any action or proceeding brought in said jurisdiction and courts based on any alleged lack of personal jurisdiction, improper venue, forum non conveniens or any similar basis.

Section 7.15. Certain Definitions and Interpretive Matters.

A. Certain Definitions. Unless the context otherwise requires, (i) the term “Affiliate” means, with respect to any person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that other person, where “control” means, for purposes of the definition of “Affiliate”, having direct or indirect power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise; (ii) “Business Day” means each day other than a Saturday, Sunday or a day upon which national banks in New York, New York are closed for ordinary domestic banking business; (iv) “Commitments” means any written agreement, contract, covenant, instrument, purchase and sales order, commitment, undertaking, obligation, to which Seller or Seller’s Affiliate is a party and material to the Business in effect as of the Closing Date; (v) “Disclosure Schedule” or “Schedules” means the Schedules attached hereto, which Schedules are incorporated herein and made a part hereof fully as if the same were herein set forth in their entirety; (vi) “Excluded Physical Assets” means the physical assets set forth in Schedule 5.4; (vii) the term “Governmental Entity” means any local, county, state, district, provincial, national or other government and any agencies, departments or instrumentalities thereof, and specifically includes any judicial or administrative body or tribunal; (viii) the term “Knowledge” means the actual knowledge of any of Gary Johnson, Matt Petrime, Jeremy Albrecht or Diona Maxon after reasonable inquiry. (ix) the term “Law” means any United States or non-United States national, state, county or local statute, law, ordinance, rule, regulation, order, judgment or ruling; (x) “Legal Proceedings” means any claim, action, suit, arbitration or judicial, administrative, investigative or other proceeding, brought by, before or under the jurisdiction of any Governmental Entity, including without limitation, lawsuits brought by third parties; (xi) “Material Adverse Effect” means any fact, circumstance, event, change or effect that is, or would reasonably be expected to be, materially adverse to the Assets or the financial condition or prospects of the Business; and (xii) “or” is disjunctive but not necessarily exclusive.

B. Interpretive Matters. No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first written above.

PURCHASER:	LEMAITRE VASCULAR, INC.

	By:	/s/ David B. Roberts
Name: David B. Roberts
Title: President

SELLER:	APPLIED MEDICAL RESOURCES CORPORATION

	By:	/s/ Gary Johnson
Name: Gary Johnson
Title: Group President

GUARANTOR:	APPLIED MEDICAL CORPORATION

	By:	/s/ Gary Johnson
Name: Gary Johnson
Title: Group President

The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Copies of these schedules will be provided to the Securities and Exchange Commission upon request. A list of those schedules appears below:

Schedules:

1.1	Products
1.2(A)(9)	Other Assets
2.3	Closing Documents
4.1(B)	Required Consents, Authorizations, Approvals, Registrations, Filings
4.1(C)	Financial Statements
4.1(D)	Ordinary Course Exceptions
4.1(E)(1)	Commitments
4.1(E)(3)	Approvals
4.1(E)(4)	Certain Commitments
4.1(F)	Assets
4.1(H)	Intellectual Property
4.1(J)(1)	Approvals and Licenses
4.1(J)(2)	Complaint Log
4.1(J)(3)	Customer Warranties
4.1(K)	Direct vs. Indirect Sales
4.1(L)	List of Suppliers
4.1(M)	Insurance Policies
4.1(O)	Inventory
4.1(P)	Customers
5.4(A)	Retained Products and Equipment; Permissible Processes
5.14	Distributors